DFP Healthcare Acquisitions Corp.

345 Park Avenue South

New York, New York 10010

October 21, 2021

VIA EDGAR

Division of Corporation Finance
Office of Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	DFP Healthcare Acquisitions Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed October 20, 2021
File No. 333-258152

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, DFP Healthcare Acquisitions Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 12:00 p.m., prevailing Eastern Time, on October 22, 2021, or as soon as practicable thereafter.

Please contact Jason Rocha (email: jason.rocha@whitecase.com or telephone: (713) 496-9732) or Bryan Luchs (email: bryan.luchs@whitecase.com or telephone: (212) 819-7848) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

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Sincerely,
cc:	Jason Rocha, White & Case LLP	By:	/s/ Steven Hochberg
	Bryan Luchs, White & Case LLP	Name:	Steven Hochberg
		Title:	Chief Executive Officer